SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
of the

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

Securities Registered*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Juan Ricardo De Dianous Henríquez

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, NW

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and

Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) effective as of October 9, 2019 (Registration No. 333-234067) (the “Registration Statement”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2018, as amended, is to file with the Commission: (i) the Recent Developments in the Republic as of March 26, 2020, included as Exhibit K hereof; (ii) the legal opinions included as Exhibits L and M in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement; (iii) a form of the Registrant’s 4.500% Global Bonds due 2056, included as Exhibit N hereof; and (iv) a conformed copy of the Terms Agreement, dated March 26, 2020, by and between the Republic and Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC, included as Exhibit O hereof.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 1st of April, 2020.

REPUBLIC OF PANAMA
By:	/s/Héctor E. Alexander H.
Name:	Héctor E. Alexander H.
Title:	Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2019 Annual Budget of the Republic (in Spanish) (Rule 311) (P)

*D:	Current Description of the Republic

*E:	Recent Developments in the Registrant as of November 19, 2019

*F:	Opinion dated November 26, 2019 of Arnold & Porter Kaye Scholer LLP

*G:	Opinion dated November 26, 2019 of the Procurador de la Administración

*H:	Form of 3.160% Global Bonds due 2030

*I:	Form of 4.30% Global Bonds due 2053

*J:	Terms Agreement, dated November 19, 2019, by and between the Republic and BofA Securities, Inc. and Scotia Capital (USA) Inc.
K	Recent Developments in the Registrant as of March 26, 2020

L	Opinion dated April 1, 2020 of Arnold & Porter Kaye Scholer LLP

M	Opinion dated April 1, 2020 of the Procurador de la Administracion

N	Form of 4.500% Global Bonds due 2056

O	Terms Agreement, dated March 26, 2020, by and between the Republic and Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC

*	Previously Filed
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) of Regulation S-T

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